UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 24, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Resolutions from the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 24 March 2022 - Today, Novo Nordisk A/S held its Annual General Meeting.

At the Annual General Meeting, Helge Lund, Chair of the Board of Directors communicated: “Novo Nordisk made good progress in the past year and exceeded expectations with strong financial performance. We broadened our technology platforms and product pipeline to strengthen the basis for long-term growth, whilst investing significantly in expanding our future production capacity. Our long-standing aspiration of creating value for society is more relevant than ever, and we continue to serve more patients in need around the world in line with our purpose of driving change in diabetes and other serious chronic disease.”

Resolutions adopted at the Annual General Meeting

Financial year 2021 and board remuneration

•	Approval of the Company’s statutory Annual Report 2021 and distribution of profits according to the statutory Annual Report 2020.
•	The final dividend for 2021 of DKK 6.90 for each Novo Nordisk A or B share of DKK 0.20. The total dividend for 2021 of DKK 10.40 includes both the interim dividend of DKK 3.50 for each Novo Nordisk A and B share of DKK 0.20 which was paid in August 2021 and the final dividend of DKK 6.90 for each Novo Nordisk A and B share of DKK 0.20 to be paid in March 2022.
•	The Remuneration Report 2021 was approved (advisory vote).
•	The actual remuneration of the Board of Directors for 2021 and the remuneration level for 2022 were approved.

Elections

•	Re-election of Helge Lund as chair of the Board of Directors.
•	Election of Henrik Poulsen as vice chair of the Board of Directors.
•	Re-election of Jeppe Christiansen, Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay and Martin Mackay as members of the Board of Directors.
•	Election of Christina Law as new member of the Board of Directors.

•	Re-appointment of Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shares and capital

•	Reduction of the Company’s B share capital by cancellation of part of the Company’s own holding of B shares. The Company’s B share capital is reduced by DKK 6,000,000 from DKK 354,512,800 to DKK 348,512,800. The Company’s A share capital of DKK 107,487,200 remains unchanged, whereby the Company’s share capital will amount to DKK 456,000,000.
•	Authorisation to the Board of Directors until the Annual General Meeting 2023 to allow the Company to repurchase own shares of up to 10% of the share capital subject to a holding limit of 10% of the share capital.
•	Extension of the authorisation to the Board of Directors to increase the Company's share capital for a period of one year until 24 March 2024 up to nominally DKK 45,600,000.

Other

•	Amendments to the Remuneration Policy regarding payment of contribution to social security taxes imposed by foreign authorities outside the EU and regarding severance payment.
•	Amendment to the Articles of Association regarding removal of age limit on candidates standing for election to the Board of Directors.

The meeting was held as a partially electronic meeting enabling shareholders to participate either in person or virtually. The shareholders had been encouraged to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting.

Composition of the Board of Directors and its committees

In February 2022, Novo Nordisk employees in Denmark elected four board members, Elisabeth Dahl Christensen, Liselotte Hyveled, Mette Bøjer Jensen and Thomas Rantzau for a period of four years following the Annual General Meeting 2022.

After the Annual General Meeting, the Board of Directors held a board meeting to appoint members of its committees.

The Board of Directors, including its committees, is now composed as follows:

•	Helge Lund (chair of the Board and chair of the Nomination Committee)
•	Henrik Poulsen (vice chair of the Board, member of the Audit Committee and the Remuneration Committee)
•	Elisabeth Dahl Christensen (employee representative and member of the Remuneration Committee)
•	Jeppe Christiansen (chair of the Remuneration Committee)

•	Laurence Debroux (chair of the Audit Committee and member of the Remuneration Committee)
•	Andreas Fibig (member of the Research & Development Committee)
•	Sylvie Grégoire (member of the Audit Committee, the Nomination Committee and the Research & Development Committee)
•	Liselotte Hyveled (employee representative and member of the Research & Development Committee)
•	Mette Bøjer Jensen (employee representative and member of the Audit Committee)
•	Kasim Kutay (member of the Nomination Committee and the Research & Development Committee)
•	Christina Law (member of the Audit Committee)
•	Martin Mackay (chair of the Research & Development Committee and member of the Remuneration Committee)
•	Thomas Rantzau (employee representative and member of the Nomination Committee)

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 25 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 24, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer